Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 7, 2021

Eldorado Gold Achieves 2020 Production Guidance;
Appoints New Chair of the Board

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today announced the Company’s fourth quarter and full year 2020 preliminary production results.

Preliminary 2020 gold production increased 34% over 2019 to 528,874 ounces, meeting the Company’s annual consolidated production guidance of between 520,000 and 550,000 ounces. Preliminary gold production for the fourth quarter of 2020 increased 16% to 138,220 ounces compared to the fourth quarter of 2019.

Preliminary 2020 gold production at Lamaque exceeded guidance despite a three-week shutdown in early Spring related to government-mandated COVID-19 operating restrictions. The strong performance at Lamaque was partially offset by lower labour availability impacting leach pad flow rates at Kisladag during the second quarter. Kisladag finished the year with strong fourth-quarter gold production, driven by improving heap leach performance.

“Delivering on our production guidance amid a year of unprecedented external challenges is a testament to the dedication and resilience of our people,” said George Burns, Eldorado President and Chief Executive Officer. “Our unique portfolio of high-quality, long-lived mines and projects will continue to position Eldorado for sustained success in the years ahead.”

Table 1: 2020 Preliminary Production

Production (oz)	Q4 2020	Q4 2019	2020	2019
Kisladag	56,816	51,010	226,475	140,214
Efemcukuru	25,828	26,243	99,835	103,767
Olympias	11,408	12,617	58,423	46,750
Lamaque	44,168	29,085	144,141	113,9401
Total	138,220	118,955	528,874	395,331
1 Includes pre-commercial production.

The Company will report its full year 2020 Year End-Results at the end of February.

Corporate

The Company also announced today that Steve Reid has been appointed Chair of the Board, replacing George Albino, who will remain on the Eldorado Board as a Director. Steve Reid has served as a Director on the Eldorado Board since May 2013. He has over 40 years of experience in the mineral resource industry. He served as the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles.

“I am pleased to announce the appointment of Steve to Chair of the Eldorado Board,” said Burns. “His work as a Director over the last seven years has contributed significantly to Eldorado’s success and we look forward to benefiting from his leadership. I would like to thank George Albino for his counsel and dedication as Chair and for his continued strong presence on the Board as a Director.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact:

Investor Relations

Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.363.8166 louise.burgess@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations; our expectations regarding the timing and quantity annual gold production; our strategy with respect to non-core assets; expected benefits resulting from design improvements at Kisladag; timing of construction and expected benefits resulting from design improvements at Skouries; timing of drilling activities at the Stratoni mine; our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher gold bearing solution volumes and increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll and related upgrades at Kisladag; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; expansion at Lamaque, Efemcukuru, Olympias and Stratoni; the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru; favourable economics for our heap leaching plan and the ability to extend mine life at our projects; planned capital and exploration expenditures, including at Olympias, Lamaque and Stratoni and the timing thereof; conversion of mineral resources to mineral reserves; the qualification of common shares as flow-through shares for Canadian tax purposes; the evaluation of alternative mechanized mining technologies; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; redemption of senior secured notes; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction, including in respect of an underground decline at the Triangle mine and the associated benefits; benefits of the improvements at Kisladag; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. . In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, including in respect of an underground decline at the Triangle mine and the associated benefits; results of further testwork; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.